April 13, 2006


Mr. William Demarest
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, DC 20549

         RE:  StrikeForce Technologies, Inc.
                 Form 8 - K filed 4/06/06
                 File No. 333-122133

Dear Mr. Demarest:

I am in receipt of your letter dated April 7, 2006 regarding the above referenced filing. In response to your questions I hereby provide the following:

1. Please clarify to us whether you received written views from the new accountant regarding your consultations. If so, please revise your Form 8-k to include such written views as an exhibit in accordance with Item
403(a)(2)(ii)(B) of Regulation S-B.

Response - We had consulted with the new accountant, but, we did not receive written views regarding our consultation.

2. Please revise your Form 8-K to clarify whether a copy of your disclosures has been provided to the new accountants and whether they have been given the opportunity to furnish you with a letter addressed to the Commission in accordance with Item 304(a)(2)(ii)(D) of Regulation S-B.

Response - The Registrant provided the successor auditor with copies of the Registrant's disclosures required by Regulation S-B Item 304 and requested that the successor auditor review such disclosures. The successor auditor was given an opportunity to furnish the Registrant with a letter addressed to the Commission in accordance with Item 304(a)(2)(ii)(D) of Regulation S-B. The successor auditor has verbally advised us that it agrees with the Registrant's disclosures and that there is no further clarification necessary. Therefore, the successor auditor has elected not to provide a letter addressed to the Commission in accordance with Item 304(a)(2)(ii)(D) of Regulation S-B.

We are filing an amended Form 8-K to reflect the above response.

In connection with the above responses to your questions, please accept the following statements:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ Mark J. Corrao
------------------
Mark J. Corrao
Chief Financial Officer